GOOD EARTH LAND SALES COMPANY 200 Central Avenue, Suite 2200 St. Petersburg, Florida 33701 Phone: (727) 823-0307

August 8, 2007

Ms. Elaine Wolff, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Good Earth Land Sales Company

Request for Accelerated Effectiveness

File No. 333-139220

Dear Ms. Wolff:

On behalf of Good Earth Land Sales Company (the “Company”), I hereby request effectiveness of the Company’s SB-2 Registration Statement filed with the U.S. Securities and Exchange Commission (“SEC”) on August 3, 2007.

By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accordingly, we are requesting an effective date and time of August 9, 2007 at 4:30 p.m. This date and time have been selected after consultation with Mr. David Roberts, SEC Staff Attorney, to allow adequate time for review of this request by the SEC.

Should you have any questions please do not hesitate to call my attorney, Diane J. Harrison, Esq., of Harrison Law, P.A., at (941) 723-7564.

Sincerely,

/s/ Petie Parnell Maguire

Petie Parnell Maguire